

June 10, 2011

Via E-mail
David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, Minnesota 55350

> **Re: Hutchinson Technology Incorporated**
> **Registration Statement on Form S-4**
> **Amended May 27, 2011**
> **File No. 333-173970**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2011**
> **File No. 001-34838**
>
> **Schedule TO-I**
> **Filed May 6, 2011**
> **File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We continue to evaluate your responses to prior comments 3, 6, 15 and 16. Please confirm our understanding that you intend to file a pre-effective amendment after the

shareholder meeting to: (1) disclose whether the New Notes will be issued under the same indenture as the February Notes or under a new indenture and update Exhibit 5.1 accordingly; (2) disclose whether the offering will be a "qualified reopening" for tax purposes and (3) file an exhibit containing the indenture covering the New Notes. We may have additional comments after reviewing your response and amended disclosures.

What will I receive in the exchange offer…, page v

2. We note your response to prior comment 5. Please clarify the disclosure stating that your adjustments will have the effect of not exchanging Old Notes in a principal amount other than $1000 and integral multiples of $1000. Your specification only demonstrates how your adjustments will not result in the issuance of New Notes in a principal amount other than $1000 or integral multiples of $1000. Also, please revise your disclosure to clarify that you will accept tenders from holders who tender an entire position that is less than $1000 principal amount of Old Notes, or confirm that there can be no holders who hold entire positions in Old Notes in denominations of less than $1000. See Rule 13e-4(f)(8)(i).

Selected Financial Information, page 20

3. Please refer to prior comments 7 and 8. We note your response to our comments and revised presentation of the pro forma financial information and related discussion of adjustments. However, as previously requested, please revise the filing to separately quantify and identify each pro forma adjustment that bridge the gap between historical results and the pro forma results presented, including offsetting amounts recorded in pro forma interest expense and pro forma shareholders' equity (book value) per share. Please provide for each pro forma adjustment a referenced footnote that clearly discloses the method and assumptions used in estimating such pro forma adjustment. For example, this discussion should include a separate calculation of the interest for the old debt and new debt that make up the pro forma adjustment for each component (i.e. interest for the coupon rate, debt discount amortization, and amortization of loan fees). In addition, any other pro forma adjustments that were recorded in pro forma net loss, pro forma net loss per share, and pro forma shareholders' equity (book value) per share related to the debt extinguishment or transaction should be separately quantified and referenced to a footnote, which clearly explains the assumptions involved and provides a calculation of the pro forma adjustment. Please provide similar disclosure for the pro forma information disclosed on page 22, 80 and Exhibit 12.1

4. We note from your revised disclosure on page 21, that the pro forma shareholders' equity (book value) per share excludes any gain or loss on the purchase and exchange offer for each period presented. Please explain your reason for excluding such gain or loss. It would appear that based on the requirements of Rule 11-02(b)(6) of Regulation S-X the abovementioned gain or loss on the purchase and exchange offer should be included in

your pro forma shareholders' equity (book value) per share amounts for each period presented.

5. We note from your response to our prior comment 9, the prospectus cover, page iv, and elsewhere in your registration statement that, if approved by your shareholders, the February Notes will be amended to remove certain restrictions on increases in the conversion rate. Please tell us if the pro forma information presented on page 21, 22, 80 and Exhibit 12.1 reflects this amendment to the February Notes and provide us with your rationale for your conclusion. Also, tell us the accounting impact this amendment will have on your financial statements.

6. Reference is made to the conversion rate adjustment discussed on page 7. Please tell us if the Old Notes have a similar conversion rate adjustment and tell us if the conversion rate adjustment of the New Notes as compared to the terms of the Old Notes will have a material effect on your financial statements.

Procedures for Tender, page 85

7. We note your response to prior comment 11. Please relocate the parenthetical you have added so that, consistent with Section 29(a) of the Exchange Act, it immediately follows and modifies the phrase "arising out of or related to the Old Notes…."

Exchange as a Recapitalization, page 133

8. We refer to prior comment 16. The revised disclosure on pages 133-134 continues to express substantial doubt as to whether the exchange qualifies for treatment as a recapitalization for tax purposes. In this regard, we note the disclosure under the heading "Alternative Treatment." Accordingly, please revise to disclose the degree of counsel's uncertainty about this tax matter. Please also include risk factor disclosure to highlight counsel's uncertainty with respect to New Noteholders' tax basis and any other material tax consequences stemming from this uncertainty.

Alternative Treatment, page 135

9. We note your revised disclosure on page 135 in response to prior comment 18. Please have counsel revise its opinion to state whether an exchange of an Old Note for a New Note would constitute a wash sale.

OID on the New Notes, page 135

10. Please revise the first paragraph under the heading to disclose in quantitative terms the issue price and OID of the New Notes rather than simply stating that it will be the same as the February Notes. Additionally, the revised disclosure in this paragraph continues to express doubt as to whether the New Notes would be issued with OID in the context of a

qualified reopening. In this regard, please have counsel revise to explain why the rules for determining the fair market value as of the issue date are "not entirely clear in this situation" and disclose the degree of counsel's uncertainty. Add appropriate risk factor disclosure.

<u>Exhibit 8.1</u>

11.   It does not appear that counsel has revised the exhibit to disclose that the tax discussion in the prospectus represents counsel's opinion. We therefore reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any other questions. If you require further assistance, you may also contact David Orlic, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3503.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   David M. Vander Haar, Esq. — Faegre & Benson LLP